UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-38638

NIO Inc.

(Registrant’s Name)

Building 19, No. 1355, Caobao Road, Minhang District

Shanghai, People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

EXPLANATORY NOTE

We, NIO Inc., hereby announce that our 2025 annual general meeting of shareholders (the “AGM”) was held in Shanghai on June 25, 2025, and the proposed resolution set out in the notice of AGM was duly passed.

We made an announcement dated June 25, 2025 with The Stock Exchange of Hong Kong Limited in relation to the poll results of the 2025 AGM. For details, please refer to exhibit 99.1 to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement on The Stock Exchange of Hong Kong Limited Regarding Poll Results of the 2025 Annual General Meeting, dated June 25, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIO Inc.

By	:	/s/ Yu Qu
Name	:	Yu Qu
Title	:	Chief Financial Officer

Date: June 25, 2025